UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Information To Be Included in Statements Filed Pursuant to § 240.13d-1(a) and

Amendments Thereto Filed Pursuant to § 240.13d-2(a)

INFUSYSTEM HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

45685K102

(CUSIP Number)

Sean McDevitt Chief Executive Officer and Chairman of the Board InfuSystem Holdings, Inc. 31700 Research Park Drive Madison Heights, Michigan 48071 (248) 291-1210

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 25, 2007

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because off §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 45685K102	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS TRIPLETAIL, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION FLORIDA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,234,044
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,234,044
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,234,044
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON* OO

13D

CUSIP No. 45685K102	Page 3 of 8 Pages

1	NAME OF REPORTING PERSONS SEAN MCDEVITT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION THE UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 492,500
	8	SHARED VOTING POWER 1,234,044
	9	SOLE DISPOSITIVE POWER 492,500
	10	SHARED DISPOSITIVE POWER 1,234,044
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,726,544
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1%
14	TYPE OF REPORTING PERSON* IN

Page 4 of 8 Pages

Item 1. Security and Issuer

This Schedule 13D is being filed by the undersigned with respect to common stock, par value $0.0001 per share (the “Common Stock”), of InfuSystem Holdings, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer is 31700 Research Park Drive, Madison Heights, Michigan 48071.

Item 2. Identity and Background

(a-f) This Schedule 13D is being filed by Tripletail, LLC, a Florida limited liability company (“Tripletail”) and Sean McDevitt, a United States citizen, (“Mr. McDevitt” and, together with “Tripletail”, the “Reporting Persons”), Chief Executive Officer and Chairman of the Board of the Issuer. Mr. McDevitt’s principal place of business is at 31700 Research Park Drive, Madison Heights, Michigan 48071. Tripletail is a holding company of which Mr. McDevitt is the sole member.

During the last five years, neither Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, neither Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and was not and is not as a result of any such proceeding subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Persons acquired the 1,726,544 shares of Common Stock through (i) a series of grants of an aggregate of 1,720,044 shares from the Issuer as compensation for Mr. McDevitt’s service as an officer and director and (ii) purchases of 6,500 shares in the open market.

Item 4. Purposes of Transactions

Mr. McDevitt is an officer and director of the Issuer and acquired the shares of Common Stock for investment purposes.

Item 5. Interest in Securities of the Issuer

(a, b) On July 24, 2006, the Issuer granted (the “Grant”) Mr. McDevitt the right to receive a grant of shares of Common Stock following the Issuer’s consummation of a business combination meeting certain criteria. On October 25, 2007, the Issuer completed its acquisition of InfuSystem, Inc. (the “Acquisition”), which satisfied the conditions of the Grant. In addition, as a result of the Acquisition, warrants to purchase 1,195,858 shares of Common Stock at an exercise price of $5.00 per share, which Mr. McDevitt had purchased, became exercisable upon completion of the Acquisition. On February 23, 2009, the Issuer issued 1,234,044 shares of Common Stock to Tripletail in fulfillment of the Grant. On April 11, 2011, the warrants, none of which had ever been exercised, expired.

As of the date hereof, Tripletail directly holds 1,234,044 shares of Common Stock of the Issuer, constituting approximately 5.8% and Mr. McDevitt directly holds an additional 492,500 shares and through his control of Tripletail, beneficially owns the 1,234,044 shares held by Tripletail, for an aggregate of 1,726,544 shares of Common Stock, constituting approximately 8.1% of the Common Stock of the Issuer, in each case, based upon an aggregate of 21,244,916 shares of Common Stock stated to be outstanding as of November 8, 2011 by the Issuer in the Issuer’s Form 10-Q for the quarter ended September 30, 2011, filed with the United States Securities and Exchange Commission (the “Commission”). Mr. McDevitt is the sole member of Triple Tail.

Page 5 of 8 Pages

Tripletail has the sole power to vote or direct the vote of 0 shares of Common Stock, has the shared power to vote or direct the vote of 1,234,044 shares of Common Stock; has sole power to dispose or direct the disposition of 0 shares of Common Stock; and has shared power to dispose or direct the disposition of 1,234,044 shares of Common Stock. Mr. McDevitt has the sole power to vote or direct the vote of 492,500 shares of Common Stock; has the shared power to vote or direct the vote of 1,234,044 shares of Common Stock; has sole power to dispose or direct the disposition of 492,500 shares of Common Stock; and has shared power to dispose or direct the disposition of 1,234,044 shares of Common Stock.

(c)	Not applicable.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares of Common Stock reported in this Statement.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to the Issuer

Pursuant to the Amended and Restated Registration Rights Agreement by and among the Issuer, Mr. McDevitt and certain other stockholders of the Issuer dated October 17, 2007 (the “Registration Rights Agreement”), Mr. McDevitt has the right to require the Issuer to register certain of the shares of Common Stock beneficially owned by him under the Securities Act of 1933 pursuant to customary demand registration rights, piggyback registration rights and other registration rights under the terms and conditions specified therein.

Pursuant to a Share Award Agreement between the Issuer and Mr. McDevitt dated April 6, 2010, Mr. McDevitt was awarded, as incentive compensation for his services as Chief Executive Officer, the right to receive up to an aggregate of 2,000,000 shares of Common Stock in increments upon the attainment of specified trading price levels from $5.00 to $15.00. All of the shares of Common Stock will vest immediately upon the occurrence of a change of control of the Company.

Page 6 of 8 Pages

Item 7. Materials to Be Filed as Exhibits

Exhibit	Name

A	Joint Filing Agreement by and Tripletail, LLC and Sean McDevitt, dated as of January 27, 2012

[The remainder of this page intentionally left blank]

Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 27, 2012

/s/ Sean McDevitt
Sean McDevitt

TRIPLETAIL, LLC

By:	/s/ Sean McDevitt
Name: Sean McDevitt
Title: Sole Member

Page 8 of 8 Pages

INDEX TO EXHIBITS

Exhibit	Name

A	Joint Filing Agreement by and Tripletail, LLC and Sean McDevitt, dated as of January 27, 2012